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                                                                  Exhibit 12-B

                         Ford Motor Company and Subsidiaries

                CALCULATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                             AND PREFERRED STOCK DIVIDENDS
                                    (in millions)

                                                       First
                                                      Quarter              For the Years Ended December 31
                                                                           -------------------------------
                                                       1997        1996        1995        1994       1993        1992
                                                      -------    -------     -------      ------    -------     -------
Earnings
  Income/(loss) before income taxes and
   cumulative effects of changes in
   accounting principles                              $2,426     $ 6,793     $ 6,705     $ 8,789    $ 4,003     $ (127)
  Equity in net loss/(income) of affiliates
   plus dividends from affiliates                        155          36         179        (182)       (98)        26
  Adjusted fixed charges a/                            2,651      10,801      10,556       8,122      7,648      8,113
                                                      ------     -------     -------     -------    -------     ------
    Earnings                                          $5,232     $17,630     $17,440     $16,729    $11,553     $8,012
                                                      ======     =======     =======     =======    =======     ======
Combined Fixed Charges and
 Preferred Stock Dividends
  Interest expense b/                                 $2,564     $10,464     $10,121     $ 7,787    $ 7,351     $7,987
  Interest portion of rental expense c/                   75         300         396         265        266        185
 Preferred stock dividend requirements of
   majority owned subsidiaries and trusts d/              14          55         199         160        115         77
                                                      ------     -------     -------     -------    -------     ------
    Fixed charges                                      2,653      10,819      10,716       8,212      7,732      8,249

Ford preferred stock dividend requirements e/             22          95         459         472        442        317
                                                      ------     -------     -------     -------     ------     ------
  Total combined fixed charges
   and preferred stock dividends                      $2,675     $10,914     $11,175     $ 8,684    $ 8,174     $8,566
                                                      ======     =======     =======     =======    =======     ======
Ratios
  Ratio of earnings to fixed charges                     2.0         1.6         1.6         2.0        1.5        f/

  Ratio of earnings to combined fixed
   charges and preferred stock dividends                 2.0         1.6         1.6         1.9        1.4        g/

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a/ Fixed charges, as shown below, adjusted to exclude the amount of interest capitalized during the period and preferred stock dividend requirements of majority owned subsidiaries and trusts.
b/ Includes interest, whether expensed or capitalized, and amortization of debt expense and discount or premium relating to any indebtedness.
c/ One-third of all rental expense is deemed to be interest.
d/ Preferred stock dividend requirements of Ford Holdings, Inc. (applicable for 1992 through 1995) increased to an amount representing the pre-tax earnings which would be required to cover such dividend requirements based on Ford's effective income tax rates for all periods except 1992. The U.S. statutory rate of 34% was used for 1992. Beginning in Fourth Quarter 1995, includes requirements related to Company-obligated mandatorily redeemable preferred securities of a subsidiary trust.
e/ Preferred stock dividend requirements of Ford Motor Company increased to an amount representing the pre-tax earnings which would be required to cover such dividend requirements based on Ford's effective income tax rates for all periods except 1992. The U.S. statutory rate of 34% was used for 1992.
f/ Earnings inadequate to cover fixed charges by $237 million.
g/ Earnings inadequate to cover combined fixed charges and preferred stock dividends by $554 million.
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